

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2010

<u>Via U.S. Mail</u>

Mr. Darren Richardson, Chief Executive Officer
Mad Catz Interactive, Inc.
7480 Mission Valley Road, Suite 101
San Diego, California 92108

>   **Re: Mad Catz Interactive, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2010**
>   **Filed June 11, 2010**
>   **Form 10-K/A for the fiscal year ended March 31, 2010**
>   **Filed July 30, 2010**
>   **Form 10-Q for the fiscal quarter ended June 30, 2010**
>   **Filed August 5, 2010**
>   **File No. 001-14944**

Dear Mr. Richardson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Linda Cvrkel
>   Branch Chief